     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1997

                                                      REGISTRATION NO. 333-02001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)

                                   94-2579751
                    (I.R.S. Employer Identification Number)

                 9162 ETON AVENUE, CHATSWORTH, CALIFORNIA 91311
                                 (818) 709-1244
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices

                            DR. FRED H. DEINDOERFER
                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                                9162 ETON AVENUE
                          CHATSWORTH, CALIFORNIA 91311
                                 (818) 709-1244
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)

           It is requested that copies of communications be sent to:
                          DANIEL G. CHRISTOPHER, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-1010


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
                                  ------------

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                   PROSPECTUS

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                                 466,311 SHARES

         This Prospectus relates to 466,311 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of International Remote Imaging Systems, Inc., a Delaware corporation (the "Company" or "IRIS"), which may be offered from time to time by one or all of the selling stockholders named herein (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales; however, to the extent that Selling Stockholders choose to exercise any options or warrants to purchase Shares, the Company will receive proceeds equal to the exercise price of such options or warrants multiplied by the number of shares purchased. The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the Shares, except that the Selling Stockholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares. See "Plan of Distribution."

                     _____________________________________

          The Securities offered hereby involve a high degree of risk.
                         See "Risk Factors" on page 3.
                     _____________________________________


         The Selling Stockholders may sell all or a portion of the Shares from time to time on the American Stock Exchange (the "AMEX") at prevailing prices at the time of such sales on the relevant exchange, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholders may sell all or a portion of the Shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Shares on the AMEX at the time of the sale. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, the specified shares to be sold, the public offering price, the names of any such broker-dealers, and any applicable commission or discount with respect to any particular offer will be set forth in a prospectus supplement. See "Plan of Distribution."


         The Common Stock is traded on the AMEX. On July 15, 1997, the closing sale price of the Company's Common Stock on the AMEX was $4.125 per share.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is July 15, 1997.

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain reports, proxy statements, and other information filed by the Company may also be obtained at the Commission's World Wide Web site, located at http://www.sec.gov. The Company's Common Stock, par value $.01 per share, is listed on the American Stock Exchange and reports, proxy statements and other information regarding the Company can be inspected at the offices of such exchange.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (2) the description of the Company's Common Stock as set forth in the registration statement filed by the Company on Form 8-A dated June 22, 1993; and (3) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus has been delivered, on the request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits thereto. Written or oral requests for such copies should be directed to International Remote Imaging Systems, Inc., 9162 Eton Avenue, Chatsworth, California 91311, Attention:
Corporate Secretary.  The telephone number is (818) 709-1244.

                                  THE COMPANY

         The Company designs, develops, manufactures and markets in vitro diagnostic ("IVD") imaging systems based on patented and proprietary automated intelligent microscopy ("AIM") technology for automating microscopic procedures performed in clinical laboratories. AIM combines the Company's capabilities in automated specimen presentation, including its patented slideless microscope, and proprietary high-speed digital processing hardware and software to classify and present images of microscopic particles in easy-to-view displays. The Company's IVD imaging systems are designed to provide customers with better and more rapid results and labor cost-savings over manual methods of performing microscopy. IRIS markets its products primarily to hospital and clinical reference laboratories.

         The Company pioneered its first IVD imaging system application in 1983 with its introduction of The Yellow IRIS family of workstations for urinalysis. The Company believes that it is still the only supplier of laboratory systems which fully automate a complete urinalysis, and it recently introduced its fourth generation models which incorporate significant advancements in speed, utility and ease of use. In 1996, the Company received Food and Drug Administration ("FDA") clearance and began to market the Model 900UDx urine pathology system designed especially for the high-volume testing requirements of larger laboratories. The Company also provides ongoing sales of supplies and service necessary for operation of The Yellow IRIS workstations. Most supplies are purchased under standing orders and, following the initial one-year warranty period, the majority of customers purchase annual service contracts.

         In addition to urinalysis, the Company has also added new applications for its IVD imaging systems. It recently completed development of The White IRIS leukocyte differential analyzer for the field of hematology. The FDA cleared The White IRIS for marketing in May 1996, and the Company expects to start sales of this system in 1997. The Company also plans to sell supplies and service for The White IRIS comparable to those sold for The Yellow IRIS.

         In July 1996, the Company entered the field of genetics with the acquisition (the "PSI Acquisition") of the digital imaging business of Perceptive Scientific Instruments, Inc. ("PSI"). PSI's principal product is the PowerGene genetic analyzer -- an IVD imaging system for karyotyping, DNA probe analysis and comparative genomic hybridization. The Company also acquired international operations from PSI.

         IRIS was incorporated in 1979 under the laws of California and in 1987 reincorporated under the laws of Delaware. IRIS executive offices are located at 9162 Eton Avenue, Chatsworth, California 91311 and the telephone number is
(818) 709-1244.


                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as all of the other information contained in this Registration Statement on Form S-3, before deciding to invest in the Securities. This Registration Statement on Form S-3 contains, in addition to historical information, forward-looking statements that involve risks and uncertainties which could cause the Company's actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement on Form S-3 and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

         The Company believes that it will continue to have sufficient liquidity and capital resources to conduct its business until the maturity of its bank loans in April 1998. Based upon its forecasted cash flow, the Company presently estimates that it will require approximately $6.0 million of additional outside financing to repay the remaining principal balance of its bank loans and continue its long-term business strategy. While the Company is presently pursuing the required financing, there can be no assurance that the Company can secure adequate financing on favorable terms, if at all. The failure to secure adequate financing would have a material adverse effect on the Company's financial position and its long-term business strategy.

         Equity financing could result in dilution to holders of Common Stock, and debt financing could result in the imposition of significant financial and operational restrictions on the Company. In addition, the seller of PSI has requested that the Company reduce the exercise price of the five-year warrant to purchase 875,000 shares of Common Stock issued as part of the purchase price for the PSI Acquisition, which could result in additional dilution to holders of Common Stock. The Company has declined to consider the seller's request until the Company has evaluated its claims against the seller. See "Litigation" in the Company's 1996 Annual Report on Form 10-K.


RECENT LOSSES

         The Company incurred net losses of approximately $7.4 million for the fiscal year ended December 31, 1996 and approximately $200,000 for the fiscal quarter ended March 31, 1997. While the majority of the losses are attributable to write-offs, acquisition expenses and restructuring charges, the Company attributes a significant portion of the losses to substantial increases during 1996 in expenditures for research and development, sales and marketing and general administration. In response, the Company implemented a restructuring during the fourth quarter of 1996 and expects to reduce annual operating expenses by more than $1.9 million as compared to operating expenses immediately prior to the restructuring. However, there can be no assurance of the degree to which the Company's efforts will succeed, if at all, and the failure to significantly reduce operating expenses would have a material adverse effect on the Company's business, financial condition and results of operations.


RELIANCE ON UNIQUE PRODUCTS

         The Company has derived, and expects to continue to derive, a substantial portion of its revenues from sales of The Yellow IRIS family of urinalysis workstations and related supplies and service. The Company believes that it is the only supplier of laboratory systems which fully automate a complete urinalysis, and that this has enabled it to achieve a certain level of gross margins on sales of The Yellow IRIS family. Relatively modest declines in sales or gross margins for these workstations could have a material adverse effect on the Company's revenues and profits.

COMPETITION

         There are numerous companies engaged in active research and development programs within and outside of the clinical laboratory imaging systems field that have considerable experience in areas of interest to the Company. The Company cannot determine if other firms are currently engaged in potentially competitive research. However, any one or more of these firms could develop and introduce products comparable or superior to The Yellow IRIS, The White IRIS, the PowerGene or any other product ultimately developed or acquired by the Company.

         Boehringer Mannheim GmbH ("BMG") recently introduced an automated, slide-based microscopic urine analyzer in Europe and Asia, the Seditron, to perform the microscopic portion of a complete urinalysis. The Company believes that the Seditron is more appropriate for laboratories smaller than those presently targeted by the Company and is therefore not believed to be directly competitive with the Company's products. Moreover, the Company plans to exercise an exclusive option granted to it by BMG to distribute the Seditron in the United States. Nonetheless, there can be no assurance that the Seditron will not have a material adverse effect upon future sales of The Yellow IRIS.

RELIANCE ON SINGLE SOURCE SUPPLIERS

         Certain key components of the Company's instruments are manufactured according to the Company's specifications or are available only from single suppliers. Various models of The Yellow IRIS, for example, require front end sample handling systems, CHEMSTRIP/IRIStrip test strips and microscopes supplied by BMG, Boehringer Mannheim Corporation and Nikon, respectively. Some of these suppliers have notified the Company that they have discontinued, or will soon discontinue, production of key components. Although, in the past, the Company has successfully transitioned to new components to replace discontinued components, there can be no assurance that the Company can successfully transition to satisfactory replacement components or that the Company will have access to adequate supplies of discontinued components on satisfactory terms during the transition period. The Company's inability to transition successfully to replacement components or to secure adequate supplies of discontinued components on satisfactory terms could have a material adverse effect on the Company.

OPTION TO ACQUIRE POLY U/A SYSTEMS, INC.

         In September 1995, the Company entered into a research and development contract with Poly U/A Systems, Inc. ("Poly"), a Company-sponsored research and development entity, for development of several new products to enhance automated urinalysis (the "Poly Products"). The Company has an option to acquire all of the common stock of Poly for an aggregate price increasing on August 1, 1997 from $4.4 million to $5.1 million payable in cash or shares of Common Stock at the Company's discretion.

         If the Company elects to exercise its option, the portion of the net cost of the acquisition allocated to completed products would be capitalized and its subsequent amortization would impact future earnings. For the portion of the net cost of the acquisition allocated to in-process research and development, the Company would record a nonrecurring, noncash (if purchased with Common Stock) charge against then current earnings. In June 1995, the Company exercised a similar option to acquire LDA Systems, Inc. ("LDA") another Company-sponsored research and development entity, in exchange for Common Stock and incurred a non-cash charge of $2.9 million against earnings in 1995 for the acquisition of in-process research and development related to The White IRIS leukocyte differential analyzer.

         The Company has not reached a decision to exercise its option to acquire Poly and is under no obligation to do so. However, the Company will periodically review the merits of acquiring Poly and may elect to exercise the option in the future based on factors which are subject to change, including
(i) the progress of research and development of the Poly Products, (ii) the Company's assessment of the commercial feasibility of the Poly Products, (iii) the cost to acquire Poly and (iv) the market price of the Common Stock at the time the Company considers exercising the option.

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends in significant part upon the continued service of certain key personnel, and its continuing ability to attract, assimilate and retain such personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain its key personnel or that it can attract, assimilate or retain other highly qualified personnel in the future. While the Company generally enters into agreements with its employees regarding patents, confidentiality and related matters, the Company does not have employment agreements with most of its key employees. The Company does not maintain life insurance polices on such employees. The loss of key personnel, especially without advance notice, or the inability to hire or retain qualified personnel could have a material adverse effect on the Company.

DEPENDENCE ON COMPUTER PLATFORM

         PSI currently uses the Macintosh computer, manufactured by Apple Computer, as the platform for its PowerGene product line. Apple Computer recently announced its intention to switch the Macintosh to a new operating system in 1998. While PSI is committed to using the Macintosh computing platform, PSI is keeping all options open in the long term by evaluating whether to continue with the sole use of the Macintosh platform, switch to a Macintosh-compatible platform, or pursue the use of a different platform, such as Windows NT, for the PowerGene product line. In the event that PSI decides to use a Macintosh or a Macintosh-compatible platform, there can be no assurance of Apple Computer's successful and timely transition to a new Macintosh operating system or of PSI's ability to secure adequate supplies and service from Apple Computer or a Macintosh-compatible manufacturer. Any delay or disruption in platform supply or service could adversely affect future sales of the PowerGene product line. Furthermore, if PSI decides to pursue a different platform for its products, there can be no assurance of PSI's successful and timely transition to a new platform, and any delay or disruption in supply or service of the new platforms could also adversely affect future sales of the PowerGene product line.

DIFFICULTIES ASSOCIATED WITH INTRODUCTION OF FUTURE PRODUCTS

         The commercial success of the Company's future products and systems depends upon their acceptance by the medical community. Capital-intensive laboratory instruments such as The White IRIS and the Company's other future products can significantly reduce labor costs, improve precision and offer other distinctive benefits. However, often there is resistance to products which require significant capital expenditures or which eliminate jobs through automation.

         There can be no assurance that the Company's new products and systems will achieve significant market acceptance in the future or that sales of such future products and systems will grow at the rates expected by management. Furthermore, new product introductions or product enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or gross margins on sales or loss of market acceptance of the Company's systems.

INTELLECTUAL PROPERTY RIGHTS

         The Company's commercial success depends in part on its ability to protect and maintain its proprietary technology. The Company has received patents with respect to certain of its technologies. Receipt of such patents may not insulate the Company from damaging competition. The validity and breadth of claims in clinical laboratory instrumentation patents involve complex legal and factual questions and, therefore, are highly uncertain.
There can be no assurance that the claims allowed under patents held by the Company or under patents based on pending or future patent applications by the Company will be sufficiently broad to protect what the Company believes to be its proprietary rights, that issued patents will not be circumvented by competitors, or that the rights granted under such patents will provide competitive advantages to the Company. There also can be no assurance that other parties will not take, or threaten to take, legal action against the Company, alleging infringement of such parties' patents by current and proposed products of the Company or that any of the Company's patents, or patents in which it has licensed rights, will be held valid and enforceable if subsequently challenged.

         The Company also has trade secrets and unpatented technology and proprietary knowledge related to the sale, promotion, operation, development and manufacturing of its products. While the Company generally enters into confidentiality agreements with its employees and consultants, there can be no assurance that the Company's trade secrets or proprietary technology will not become known or be independently developed by competitors in such a manner that the Company has no practical recourse. Nor can there be any assurance that others will not develop or acquire equivalent expertise or develop products which render the Company's current or future products noncompetitive or obsolete.

         The Company also claims copyrights in its software and the ways in which it assembles and displays images and certain trademark rights in the United States and other foreign countries. There can be no assurance that copyright and trademark protection can be obtained, or if obtained, can or will be enforced or will provide significant commercial advantage to the Company.

         Litigation regarding patent and other intellectual property rights, whether with or without merit, could be time-consuming and expensive and could divert the Company's technical and management personnel. There can be no assurance that the Company's litigation expenses will not increase in the future. Any change in the Company's ability to protect and maintain its proprietary rights could have a material adverse effect on the Company.

TECHNOLOGICAL CHANGE

         The market for the Company's systems is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. The Company's future success depends upon its ability to enhance its current product lines, to introduce new products that keep pace with technological developments and to respond to evolving customer requirements. Any failure by the Company to anticipate or respond adequately to technological developments by its competitors or to changes in customer requirements, or significant delays in product introduction, could result in a loss of competitiveness and revenues. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely or cost-effective basis, and such failure could have a material adverse effect on the Company.

GOVERNMENT REGULATION


         Most of the Company's products are subject to stringent government regulation in the United States and other countries. The regulatory process can be lengthy, expensive and uncertain, and securing clearances or approvals may require the submission of extensive official data and other supporting information. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution, any of which could have a material adverse effect on the Company. Furthermore, changes in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the discussion or promulgation of any additional laws or regulations could have a material adverse effect on the Company.

ACQUISITIONS AND EXPANSION

         As part of the Company's strategy to enhance and maintain its competitive position, the Company may from time to time consider potential acquisitions of complementary products, technologies and other businesses. The Company has completed a number of acquisitions in the past two years. The evaluation, negotiation and integration of acquisitions may consume significant time and resources of the Company. There can be no assurance that acquisitions will not have a material adverse effect upon the Company due to, among other things, operational disruptions, integration issues, unexpected expenses and accounting charges associated with such acquisitions.

HEALTHCARE REFORM POLICIES

         In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payors could adversely affect the demand for the Company's current or future products and its ability to sell its products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and the Company cannot predict future legislative changes in the healthcare field or their impact on its business.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

         Certain provisions of the Certificate of Incorporation and Bylaws of the Company and the Delaware General Corporation Law (the "DGCL") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions provide, among other things, for a classified Board of Directors, for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, and for limitations on the right of stockholders to call a special meeting of stockholders and to take action without a meeting. The Company also is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.

PRODUCT LIABILITY

         The Company's products are used to gather information for medical decisions and diagnosis. Accordingly, the manufacture and sale of the Company's products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test result. The Company has product liability insurance coverage of $1.0 million per incident and $2.0 million in the aggregate per year, and an umbrella policy of $5.0 million. There can be no assurance that the Company's product liability insurance will be sufficient to protect the Company in the event of a product liability claim. There has not been any indication that the Company's insurance carrier will not renew the Company's product liability insurance at or near current premiums; however, there can be no assurance that the Company will be able to renew product liability insurance in the future at acceptable premiums. In addition, any failure to comply with the FDA's Good Manufacturing Practices regulations could have a material adverse effect on the ability of the Company to defend against product liability lawsuits.

CURRENCY FLUCTUATIONS


         The Company acquired a foreign subsidiary in the PSI Acquisition which conducts business in various foreign currencies. Consequently, fluctuations in exchange rates will affect the Company's future consolidated operating results and such fluctuations could have an adverse effect on the Company. The impact of future fluctuations in exchange rates cannot be predicted with any measure of accuracy and will depend on the percentage of sales generated internationally. The Company currently does not hedge the risks associated with fluctuations in exchange rates, and continues to be subject to such risks. In the future, the Company may undertake such transactions. If any hedging techniques are implemented by the Company, there can be no assurance that such techniques can be successful in eliminating or reducing the effects of currency fluctuations.


                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby; however, to the extent that Selling Stockholders choose to exercise any options or warrants to purchase Shares, the Company will receive proceeds equal to the exercise price of such options or warrants multiplied by the number of shares purchased.(1)


                             SELLING STOCKHOLDERS(2)

         The Company acquired StatSpin Technologies in February 1996 (the "Acquisition"). The Selling Stockholders are former securityholders of StatSpin Technologies. The Shares consist of (i) 340,260 shares of Common Stock issued in exchange for shares of common stock of StatSpin Technologies and stock appreciation rights issued by StatSpin Technologies and (ii) 126,051 shares of Common Stock issuable upon the exercise of options and warrants issued by StatSpin Technologies and assumed by the Company in connection with the acquisition.

         The following table sets forth the number of Shares beneficially owned by each of the Selling Stockholders immediately after the Acquisition and included herein. Because the Selling Stockholders may offer all or some of the Shares which they own pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders after completion of this offering. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below.



















_________________________

     1   Immediately after the Acquisition, the Selling Stockholders held options and warrants to purchase from the Company an aggregate of 126,051 shares of Common Stock for an aggregate exercise price of approximately $534,000.

     2   The Company has not undertaken, and by filing this Amendment No. 2 to
Form S-3 does not undertake, to amend or update any information in the table under the caption "Selling Stockholders." Furthermore, the Selling Stockholders identified in the table may have sold, transferred or otherwise disposed of all or a portion of their shares of Common Stock since the date on which they provided the Company with information regarding their shares, and the Company has not made any independent inquiries as to the foregoing.


 Names of Selling Stockholders                                                   Beneficially Owned
 -----------------------------                                                        Shares as
                                                                                     a Percent of
                                                     Beneficially Owned              Outstanding
                                                      Number of Shares              Common Stock(1)
                                                      ----------------              ------------
 Thomas Kelley(2)                                          101,556(3)                   1.7%
 Robert L. Scott                                            49,140                       *
 Allen & Co., Inc.                                          73,062(4)                   1.2%
 Corning Incorporated(5)                                    22,113                       *
 William R. Newhouse                                        25,277(6)                    *
 Reuben Wisotzky                                            23,704(7)                    *
 James & Mary McKenney                                      24,049(8)                    *
 Michael Epstein                                            32,001(9)                    *
 Bionostics, Inc.                                            4,095                       *
 Arnold M. Zais                                              4,095                       *
 Michael Cronin                                             10,682(10)                   *
 Thalia V. Crooks                                            6,542(11)                   *
 Gustav H. Dreier                                           13,738                       *
 Alan W. Eilertson                                           2,047                       *
 Donald H. Eilertson                                         2,047                       *
 Donald & Anna R. Husmann                                    7,709(12)                   *
 Rosemary Kelley                                             1,638                       *
 Sid Shuman, Jr.                                             1,638                       *





____________________________

    *  Less than one percent.

     1   Based upon 6,306,661 shares of IRIS Common Stock outstanding on April
24, 1996.

     2   Dr. Kelley is a Director and a Vice President of IRIS and General
Manager of its StatSpin subsidiary.

     3   Excludes 1,638 shares held by Rosemary Kelley, as to which Thomas
Kelley disclaims beneficial ownership.

     4   Includes 47,776 shares issuable upon exercise of stock warrants which expire November 14, 2000.

     5   Including its donees.

     6   Includes 1,093 shares issuable upon exercise of stock options which expire March 31, 1998. Excludes 9,553 shares issuable upon exercise of stock warrants held by Beverly Newhouse, which expire March 13, 1998, as to which William Newhouse disclaims beneficial ownership.

     7   Includes 2,182 shares issuable upon exercise of stock options which expire March 13, 1998; and 4,778 shares issuable upon exercise of stock warrants which expire March 13, 1998.

     8   Includes 9,553 shares issuable upon exercise of stock warrants which expire March 13, 1998.

     9   Includes 8,190 shares issuable upon exercise of stock options which expire November 14, 2000; and 9,553 shares issuable upon exercise of stock warrants which expire March 13, 1998.

     10 Includes 6,367 shares issuable upon exercise of stock warrants which expire March 13, 1998.

     11 Includes 3,181 shares issuable upon exercise of stock warrants which expire March 13, 1998.

     12 Includes 4,778 shares issuable upon exercise of stock warrants which expire March 13, 1998.


 Names of Selling Stockholders
 -----------------------------                                               Beneficially Owned
                                                                                 Shares as
                                                                                a Percent of
                                            Beneficially Owned                  Outstanding
                                             Number of Shares                   Common Stock
                                             ----------------                   ------------
 Arnold Cattani                                      1,670(13)                         *
 S. Cattani                                            819                             *
 K. Cattani                                            409                             *
 L. Cattani                                            409                             *
 M. Cattani                                            409                             *
 Beverly Newhouse                                    9,553(14)                         *
 Joseph Whittier                                       779                             *
 Francis Lau                                        10,132                             *
 Julio Rotondi                                         422                             *
 Kathleen Gaumond                                    4,676                             *
 Steven Bois                                         3,897                             *
 Gail Magrath                                        3,507                             *
 Judith Gallego                                        779                             *
 Larry Shephard                                        422                             *
 James Laugharn                                      4,221                             *
 Victor Jones                                       14,029                             *


                              PLAN OF DISTRIBUTION

         The sale of all or a portion of the Shares offered hereby by the Selling Stockholders may be effected from time to time on the AMEX at prevailing prices at the time of such sales, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholders may sell all or a portion of the Shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Shares on the AMEX at the time of the sale. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. For example, the Shares may be sold by one or more of the following without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face to face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

         The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required under the Securities Act, a supplemental prospectus will be filed disclosing (a) the name of any such broker-dealers, (b) the number of Shares involved, (c) the price at which such Shares are to be sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and (f) other facts material to the transaction.





___________________

     13 Excludes the following shares as to which Arnold Cattani disclaims beneficial ownership: 819 shares held by S. Cattani; 409 shares held by K. Cattani; 409 shares held by L. Cattani; and 409 shares held by M. Cattani.

     14 Includes 9,553 shares issuable upon exercise of stock warrants which expire March 13, 1998.

         The Company and the Selling Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Selling Stockholders and any underwriter with respect to the Shares against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

         The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the Shares, except that the Selling Stockholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares.

         There is no assurance that any of the Selling Stockholders will sell any or all of the Shares. The Company has agreed to keep the registration statement relating to the offering and sale by the Selling Stockholders of the Shares effective for a period of two (2) years from the date the registration statement became effective, increased by the length of time that the effectiveness of the registration statement is suspended by the Company. The Company is under no obligation to keep the registration statement relating to the offering and sale by the Selling Stockholders effective with respect to any Shares which may be resold to the public without registration pursuant to Rule 144 or another comparable rule under the Securities Act.

                                 LEGAL MATTERS

         The validity of the securities offered hereby has been passed upon for the Company by the law firm of Irell & Manella LLP, Los Angeles, California.


                                    EXPERTS

         The consolidated financial statements of the Company, included in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996 referred to above in "Documents Incorporated by Reference," have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated March 21, 1997 (except for Note 8 and Note 14, for which the dates are April 10, 1997 and April 6, 1997, respectively) accompanying such financial statements, and are incorporated by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

         The financial statements of StatSpin, Inc., a wholly-owned subsidiary of the Company, for the fiscal year ended March 31, 1995, insofar as they relate to the amounts included for StatSpin, Inc. in the consolidated financial statements of the Company for the fiscal year ended December 31, 1994 included in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996 referred to above in "Documents Incorporated by Reference," have been audited by KPMG Peat Marwick LLP, independent accountants, as set forth in their report dated May 26, 1995 accompanying such financial statements and are incorporated by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.


         Any financial statements herein incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses to be paid by the Company in connection with the distribution of securities being registered, are estimated as follows:

       Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . .             $  9,000
       Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . .             $ 25,000

       Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . .             $  2,000
                                                                                       --------
               Total . . . . . . . . . . . . . . . . . . . . . . . . . . .             $ 36,000
                                                                                       ========

         The Selling Stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the Shares.


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article SEVENTH of the Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or knowing violation of law. The Company's Certificate of Incorporation also contains provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL.

         Section 145 of the DGCL provides, in part, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceedings because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, against all costs actually and reasonably incurred by him in connection with such suit or proceedings if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, and provided further (unless a court of competent jurisdiction otherwise determines) that such person shall not have been adjudged liable to the corporation.


ITEM 16.  EXHIBITS

     EXHIBIT
      NUMBER      DESCRIPTION

       4.1         Specimen of Common Stock Certificate*
       5.1         Legal Opinion of Irell & Manella LLP*
       23.1 Consent of Irell & Manella LLP (included in legal opinion filed as Exhibit 5.1)
       23.2        Consent of Coopers & Lybrand L.L.P.
       23.3        Consent of KPMG Peat Marwick LLP



       *  Previously filed.

ITEM 17. UNDERTAKINGS

(a)      Rule 415 Offering. The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs 1(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(c) Request For Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER     DESCRIPTION


4.1      Specimen of Common Stock Certificate*

5.1      Legal Opinion of Irell & Manella LLP*

23.1     Consent of Irell & Manella LLP (included in legal opinion filed as
         Exhibit 5.1)

23.2     Consent of Coopers & Lybrand L.L.P.

23.3     Consent of KPMG Peat Marwick LLP


__________________
*    Previously filed.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 2 to Form S-3 and has duly caused this Post Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 15th day of July 1997.



                                      INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.



                                      By: /s/ Fred H. Deindoerfer
                                         ------------------------------------
                                         Fred H. Deindoerfer
                                         Chairman and Chief Executive Officer



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Fred H. Deindoerfer and Martin S. McDermut, jointly and severally, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.




Signature                                      Title                                                                Date
---------                                      -----                                                                ----
/s/ Fred H. Deindoerfer                 Chairman of the Board of Directors,                                     July 15, 1997
-----------------------------           President, and Chief Executive Officer
Fred H. Deindoerfer



/s/ Martin S. McDermut                  Vice President, Finance and                                            July 15, 1997
-----------------------------           Administration, Chief Financial Officer
Martin S. McDermut



/s/ Donald E. Horacek                   Controller and Chief Accounting Officer                                July 15, 1997
-----------------------------
Donald E. Horacek



          *                             Director                                                               July 15, 1997
-----------------------------
John A. O'Malley

          *                             Director                                                               July 15, 1997
-----------------------------
Steven M. Besbeck



          *                             Director, Vice President and General                                   July 15, 1997
-----------------------------           Manager, StatSpin Division
Thomas F. Kelley



/s/ Fred H. Deindoerfer
-----------------------------
* By Fred H. Deindoerfer,
  as attorney-in-fact